SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

**Statement of Changes in
Subordinated Borrowings**

December 31, 2018

(dollars in thousands)

Subordinated borrowings as of December 31, 2017	$	-
Borrowings/(repayments) during the year		-
Subordinated borrowings as of December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.